Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three and six months ended June 30, 2017 and 2016

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)

	June 30, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$87,395	$60,057
Short-term investments	352	848
Accounts receivable (note 6)	74,110	66,660
Inventories (note 7)	57,258	53,300
Prepaid expenses	4,228	4,572
Current assets held for sale (note 5)	7,146	28,325
	230,489	213,762
Long-term investments (note 8)	14,974	13,422
Property, plant and equipment (note 9)	58,380	54,576
Intangible assets (note 10)	21,567	21,832
Deferred income tax assets	2,256	1,640
Goodwill	3,162	2,923
Other long-term assets	9,427	14,532
Long-term assets held for sale (note 5)	—	8,773
	$340,255	$331,460
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$89,448	$79,943
Current portion of restructuring obligations (note 12)	9,455	5,408
Current portion of deferred revenue	2,898	3,544
Current portion of long-term debt (note 13)	49,572	48,097
Current portion of long-term royalty payable (note 14)	3,296	1,500
Current portion of warranty liability (note 15)	5,044	6,032
Current liabilities held for sale (note 5)	12,691	15,216
	172,404	159,740
Restructuring obligations (note 12)	—	8,715
Deferred revenue	287	590
Long-term debt (note 13)	29,518	30,935
Long-term royalty payable (note 14)	15,016	20,062
Warranty liability (note 15)	4,833	6,207
Deferred income tax liabilities	5,078	5,909
Other long-term liabilities	5,918	5,657
Long-term liabilities held for sale (note 5)	—	8,207
	233,054	246,022
Shareholders’ equity:
Share capital (note 16):
Unlimited common and preferred shares, no par value
111,175,191 (2016 - 110,109,092) common shares	1,048,038	1,042,410
Other equity instruments	18,342	20,926
Additional paid in capital	10,079	10,079
Accumulated deficit	(937,140)	(956,890)
Accumulated other comprehensive loss	(32,118)	(31,087)
	107,201	85,438
Commitments and contingencies (note 18)
	$340,255	$331,460
See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Brenda J. Eprile	Director	Colin Johnston	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2017 and 2016

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
		(Adjusted, note 5 and 8)		(Adjusted, note 5 and 8)
Product revenue	$60,863	$36,828	$117,192	$60,384
Service and other revenue	1,214	408	4,908	864
	62,077	37,236	122,100	61,248
Cost of revenue and expenses:
Cost of product revenue	46,271	29,071	88,783	46,702
Research and development	14,223	14,970	26,304	26,603
General and administrative	11,819	12,745	22,639	22,824
Sales and marketing	4,186	5,330	8,522	9,027
Restructuring costs (recovery) (note 12)	(1,545)	—	29	—
Foreign exchange (gain) loss	1,004	4,098	(567)	5,445
Depreciation and amortization	2,379	2,722	4,750	5,447
Loss on sale of investment and assets	—	6,312	(67)	6,312
	78,337	75,248	150,393	122,360
Loss from operations	(16,260)	(38,012)	(28,293)	(61,112)

Income from investments accounted for by the equity method	5,275	1,418	7,043	2,166
Interest on long-term debt and amortization of discount	(7,219)	(2,511)	(10,445)	(4,783)
Bargain purchase gain from acquisition	—	42,862	—	42,862
Interest and other income, net of bank charges	897	(35)	773	(97)
Income (loss) before income taxes	(17,307)	3,722	(30,922)	(20,964)
Income tax expense (recovery)	(3,961)	277	(4,751)	125
Net income (loss) from continuing operations	(13,346)	3,445	(26,171)	(21,089)
Net income from discontinued operations (note 5)	45,620	268	45,921	268
Net income (loss) for the period	32,274	3,713	19,750	(20,821)
Other comprehensive income (loss):
Cumulative translation adjustment	(993)	5,084	(1,031)	6,672
Comprehensive income (loss)	$31,281	$8,797	$18,719	$(14,149)

Earnings (Loss) per share:
From continuing operations - basic and diluted	$(0.12)	$0.04	$(0.24)	$(0.29)
From discontinued operations - basic	$0.41	0.01	0.42	0.00
Net income (loss) - basic	$0.29	$0.05	$0.18	$(0.29)
From discontinued operations - diluted	$0.37	0.00	$0.37	0.00
Net income (loss) - diluted	$0.26	$0.04	$0.16	$(0.29)
Weighted average common shares outstanding:
Basic	110,462,019	79,385,839	110,317,330	71,899,577
Diluted	124,649,197	96,306,658	124,502,087	71,899,577

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders’ Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Six months ended June 30, 2017 and 2016

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity
January 1, 2016	64,380,819	$937,029	$16,460	$9,837	$(859,317)	$(32,382)	$71,627
Issue of common shares on exercise of share units	461,628	3,395	(3,395)	—	—	—	—
Issue of common shares in connection with acquisition	44,882,782	98,742	655	—	—	—	99,397
Beneficial conversion feature on convertible debt	—	—	—	242	—	—	242
Stock-based compensation	—	—	5,965	—	—	—	5,965
Net loss for the period	—	—	—	—	(20,821)	—	(20,821)
Other comprehensive income	—	—	—	—	—	6,672	6,672
June 30, 2016 (Adjusted, note 8)	109,725,229	$1,039,166	$19,685	$10,079	$(880,138)	$(25,710)	$163,082

January 1, 2017	110,109,092	$1,042,410	$20,926	$10,079	$(956,890)	$(31,087)	$85,438
Issue of common shares on exercise of share units	1,066,099	5,628	(5,628)	—	—	—	—
Stock-based compensation	—	—	3,044	—	—	—	3,044
Net income for the period	—	—	—	—	19,750	—	19,750
Other comprehensive loss	—	—	—	—	—	(1,031)	(1,031)
June 30, 2017	111,175,191	$1,048,038	$18,342	$10,079	$(937,140)	$(32,118)	$107,201

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and six months ended June 30, 2017

	Three months ended June 30, 2017		Six months ended June 30, 2017
	2017	2016	2017	2016
Cash flows from (used in) operating activities:		(Adjusted, note 5 and 8)		(Adjusted, note 5 and 8)
Net income (loss) for the period from continuing operations	$(13,346)	$3,445	$(26,171)	$(21,089)
Items not involving cash:
Depreciation and amortization	3,640	3,643	7,256	6,751
Stock-based compensation expense	3,000	2,328	4,169	6,322
Unrealized foreign exchange gain	1,004	4,098	(567)	5,445
Deferred income tax	(1,258)	—	(2,048)	—
Income from investments accounted for by the equity method	(5,275)	(1,418)	(7,043)	(2,166)
Accretion of long-term debt	2,797	1,366	6,022	2,702
Inventory write-downs to net realizable value	277	1,227	277	1,278
Bargain purchase gain from acquisition	—	(42,862)	—	(42,862)
Change in fair value of derivatives and bad debts expense	—	2,340	—	2,422
Restructuring obligations	(4,204)	—	(4,668)	—
Loss on sale of investment	—	6,312	—	6,312
Changes in non-cash operating working capital:
Accounts receivable	(5,536)	(1,152)	(7,450)	(2,475)
Inventories	(3,029)	3,516	(3,958)	2,911
Prepaid and other assets	6,073	491	(615)	(465)
Accounts payable and accrued liabilities	4,726	(4,985)	8,136	(7,460)
Deferred revenue	(467)	(420)	(996)	(787)
Warranty liability	(793)	(2,348)	(1,575)	(4,347)
Net cash used in operating activities of continuing operations	(12,391)	(24,419)	(29,231)	(47,508)
Net cash from (used in) operating activities of discontinued operations	(7,755)	570	(3,715)	570
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment and other assets	(11,178)	(1,169)	(13,397)	(2,600)
Sale of short-term investments, net	199	1,000	366	1,000
Acquisition, net of acquired cash	—	45,344	—	45,344
Proceeds on sale of investments	—	6,300	—	6,300
Dividends received from joint ventures	1,733	1,762	5,534	6,124
Proceeds on sale of assets	—	—	67	—
Net cash from (used in) investing activities of continuing operations	(9,246)	53,237	(7,430)	56,168
Net cash from investing activities of discontinued operations	77,290	—	77,148	—
Cash flows from (used in) financing activities:
Repayment of operating lines of credit and long term facilities	(1,969)	(3,100)	(17,721)	(6,003)
Drawings on operating lines of credit and long-term facilities	1,728	2,544	15,822	3,682
Prepayment of royalty payable	(9,650)	—	(9,650)	—
Issuance of convertible debt and royalty payable	—	17,500	—	35,000
Net cash from (used in) financing activities	(9,891)	16,944	(11,549)	32,679
Effect of foreign exchange on cash and cash equivalents	2,041	124	2,115	1,317
Increase in cash and cash equivalents	40,048	46,456	27,338	43,226
Cash and cash equivalents, beginning of period	47,347	23,913	60,057	27,143
Cash and cash equivalents, end of period	$87,395	$70,369	$87,395	$70,369

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars) Three and six months ended June 30, 2017

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Supplementary information:
Interest paid	$247	$94	$2,225	$1,963
Taxes paid, net of refunds	—	52	—	159
Shares issued for acquisition	—	98,742	—	98,742

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

1. Company organization and operations

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. On June 1, 2016, the Company merged with Fuel Systems Solutions, Inc. ("Fuel Systems"). The Company engineers, manufactures and supplies alternative fuel systems and components for use in the transportation and industrial markets on a global basis. The Company's components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines. As discussed in note 5, the Company's Industrial operating segment (excluding the electronics and high pressure product lines) met the classification requirements of assets held for sale during the first quarter of 2017 and were sold in the second quarter of 2017. The Company has reclassified the comparative figures in the balance sheet as assets held for sale and reported the results of the operations of the Industrial businesses sold as discontinued operations in the consolidated statements of operation and comprehensive income.

2. Liquidity and going concern

Management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date that the condensed consolidated interim financial statements ("interim financial statements") are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the interim financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the interim financial statements are issued.

These interim financial statements have been prepared on the basis that the Company will continue as a going concern. At June 30, 2017, the Company's cash and cash equivalents were $87,395 and its long-term debt was $79,090, of which $49,572 matures in 2017. The Company incurred significant recurring losses and negative cash flows from operating activities during 2016, 2015 and 2014, and anticipates incurring additional losses and cash outflows from continuing operations through 2017, largely due to the start up of production and commercial distribution of HPDI 2.0 in the fourth quarter of 2017. Overall, the Company forecasts negative operating cash flows in 2017.

Principal conditions or events that require management's consideration

The factors which raise substantial doubt as to the Company’s ability to continue as a going concern are as follows:

(a)     Forecast operating and capital investment requirements

After the merger with Fuel Systems and given the low oil price environment experienced in most of 2015 and 2016, the Company has been rationalizing its operations to achieve the necessary synergies required in order to become cash flow positive from operations. The Company expects to generate positive cash flows from operations throughout its business in 2017 and beyond except for its Corporate and Technology Investments segment where the Company expects significant costs for final development, testing and capital expenditures on its HPDI 2.0 program with a major original equipment manufacturer ("OEM") in fiscal 2017.

(b)    Maturing Debt

Significant debt maturing in 2017 is the CDN$55,000 debentures ("Debentures") maturing on September 15, 2017. This debt is classified as a current liability in the condensed consolidated balance sheet as at June 30, 2017. Details of this loan can be found in note 13(a) to these interim financial statements.

Management's plans

Management considered the following factors and management’s plans to alleviate or mitigate substantial doubt:

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

(a)    Asset sales

In conjunction with its rationalization and synergy program, the Company has a number of initiatives to simplify the number of businesses that the Company will focus on. As a result, the Company identified and sold a number of non-core assets during the second quarter of 2017 for gross proceeds of $87,500 (net proceeds of $79,521). See note 5 to these interim financial statements for additional details of these assets sales.

The Company continues to examine other assets to determine whether it is in the best interest of the Company to monetize these assets in the next year or continue to hold and invest in these assets. The Company’s decisions with respect to these assets may depend on its ability to raise additional financings as discussed below. The Company's Board of Directors has approved a sales process and timeline for the sale of certain assets in the event that the financings are not obtained when required.

(b)    Maturing debt

The holders of the Debentures have the option to extend, a maximum of six times, the maturity date for an additional period of six months each time (i.e. if all extensions made, an additional three years) provided that greater than CDN$10,000 of the aggregate principal amount of the Debentures remains outstanding. On August 8, 2017, the Company initiated a tender offer to the Debenture holders to either tender their debentures or to extend on similar terms as the existing debentures. At the date of these interim financial statements, it is uncertain as to the amount of Debentures, if any, that will be extended as part of this tender.

Subsequent to the quarter ended June 30, 2017, the Company issued a total of 19,125,000 shares at $1.50 per share for total proceeds of $28,688 (See note 16 and 21 for additional details). This cash, along with the cash raised through the asset sales, will be used to pay down the maturing debt.

The Company has engaged financial advisors to assist with identifying and evaluating alternative sources of funding. As of the date of these interim financial statements, the Company has held discussions and received interest including draft term sheets from potential lenders. While there can be no assurance that the Company will be able to borrow on terms that are acceptable to the Company, management believes that it is probable that new loan(s) will be entered into on a timely basis to further strengthen its balance sheet.

Management's assessment and conclusion

Management is confident that the cash on hand at June 30, 2017 of $87,395 and the estimated proceeds from financing or asset sales as discussed above will provide the cash flow necessary to fund operations over the next year to August 31, 2018, and as a result, management has determined that substantial doubt has been alleviated by management’s plans at a probable level of assurance. Management cautions the readers that there is no absolute assurance that the Company will be able to raise the financing necessary or realize on asset sales, under satisfactory terms and conditions, to continue as a going concern. If the Company was not to continue as a going concern, significant adjustments may be required to the carrying value of its assets and liabilities in the accompanying interim financial statements and the adjustments could be material.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

 3. Basis of preparation:

(a)    Basis of presentation:

These interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

These interim financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2016, filed with the appropriate securities regulatory authorities.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the condensed consolidated balance sheet, condensed consolidated results of operations and comprehensive loss, condensed consolidated statements of shareholders' equity and condensed consolidated cash flows as at June 30, 2017 and for all periods presented, have been recorded. The results of operations for the six months ended June 30, 2017 are not necessarily indicative of the results for the Company's full year.

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its consolidated financial statement presentation is the United States dollar. The functional currencies for the Company's subsidiaries include the following: United States, Canadian ("CDN") and Australian dollars, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona, Japanese Yen and Indian Rupee. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income.

Transactions that are denominated in currencies other than the functional currency of the Company’s operations or its subsidiaries are translated at the rate in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rate in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

Except as otherwise noted, all amounts in these interim financial statements are presented in U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended		Average for the six months ended
	June 30, 2017	December 31, 2016	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Canadian dollar	0.77	0.74	0.74	0.78	0.75	0.76
Australian dollar	0.77	0.72	0.75	0.74	0.75	0.74
Euro	1.14	1.06	1.10	1.12	1.08	1.11
Argentina Peso	0.06	0.06	0.06	0.07	0.06	0.07
RMB	0.15	0.14	0.15	0.15	0.15	0.15
Swedish Krona	0.12	0.11	0.11	0.12	0.11	0.12
Japanese Yen	0.01	0.01	0.01	0.01	0.01	0.01
Indian Rupee	0.02	0.01	0.02	0.01	0.02	0.01

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

4. Accounting changes:

(a)    New accounting pronouncements to be adopted in the future:

Revenue:

In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue accounting requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Accounting Standards Codification. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2017.

ASU 2014-09 and related ASUs may be adopted using either the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. We expect to adopt ASU 2014-09 and related ASUs on January 1, 2018, using the modified retrospective method. The Company has begun its detailed preliminary analysis and has made progress in the assessment in the second quarter of 2017. The Company is continuing to evaluate the impact on the financial statements and processes and expects to complete its assessment in the fourth quarter of 2017.

Leases (Topic 842)

In February 2016, the FASB issued ASU 2016-02, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those years for public business entities with early adoption permitted. The Company has not yet evaluated the impact of the adoption of this new standard.

Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments

In August 2016, the FASB issued ASU 2016-15, which provides cash flow classification guidance on eight specific cash flow issues to reduce diversity in practice for which authoritative guidance did not previously exist. ASU 2016-15 is effective for public entities in annual and interim periods in fiscal years beginning after December 15, 2017, with early adoption permitted. The Company does not anticipate a material impact to the Company's financial statements as a result of this change.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

5. Sale of assets:

Consistent with the Company's strategy to simplify the number of businesses that the Company will focus on, the Board of Directors approved the plan to sell substantially all of the Industrial business segment (excluding the electronics and high pressure product lines). These assets and liabilities were available for sale during the first quarter of 2017 and were accounted for as held for sale at March 31, 2017. The comparative balances of the discontinued Industrial business segment were also reclassified as at December 31, 2016, with impact to the following balance sheets accounts: accounts receivable, inventories, property, plant and equipment, intangible assets, accounts payable and accrued liabilities, and warranty liability. The notes for these account balances have been adjusted for these reclassifications in these interim financial statements.

On April 28, 2017, the Company closed the transaction to sell the Industrial segment's Auxiliary Power Unit ("APU") business for total consideration of $70,000. The Company received proceeds of $62,732, net of a $7,000 holdback and a $268 working capital adjustment. The holdback is to indemnify the purchaser for certain contingencies that could arise within two years from the closing of the transaction. The Company will be entitled to receive payment from the purchaser in the event that the contingent items are settled for less than $7,000, with interim settlement reviews and payments occurring at nine, eighteen and twenty four months. A net gain of $59,286 was recorded in the second quarter of 2017.

On May 30, 2017, the Company sold additional assets held for sale for total consideration of $17,500. The Company received proceeds of $16,250, net of $1,250 holdback. This transaction resulted in a net loss of $4,402 during the second quarter.

As discussed in note 14, a proportion of the consideration received on asset sales was paid or is payable against the royalty payable.

The Company entered into Transition Supply Agreements ("TSA") with the purchasers which required the Company to maintain certain levels of inventory until the end of the respective TSA. Under the TSA, any remaining inventory will be purchased by the purchasers at the end of their terms.

The carrying amount of the major classes of assets and liabilities for the held for sale Industrial business segment at June 30, 2017 and December 31, 2016 are shown below:

	June 30, 2017	December 31, 2016

Accounts receivable	$722	$10,518
Inventories	4,364	17,324
Other current assets	222	483
	5,308	28,325

Property, plant, and equipment	1,838	5,106
Intangible assets	—	1,026
Deferred income tax assets	—	2,127
Other non-current assets	—	514
	1,838	8,773
Total assets classified as held for sale	$7,146	$37,098

Accounts payable and accrued liabilities	$5,324	$13,302
Income taxes payable	5,953	—
Other current liabilities	298	1,914
	11,575	15,216
Other non-current liabilities	1,116	8,207
Total liabilities classified as held for sale	$12,691	$23,423

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

5. Sale of assets (continued):

The Industrial business was acquired on June 1, 2016 as a result of the acquisition of Fuel Systems and thus, there was only one month of discontinued operations disclosed for the three and six months ended June 30, 2016. The following table presents financial results of the Industrial business segment which are included in net income from discontinued operations for the three and six months ended June 30, 2017:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Product revenue	$10,459	$7,121	$28,005	$7,121

Cost of product revenue	8,038	5,285	21,284	5,285
Research and development	769	494	1,945	494
General and administrative	1,176	320	2,524	320
Sales and marketing	677	410	1,626	410
	10,660	6,509	27,379	6,509
Operating income (loss) from discontinued operations	(201)	612	626	612

Other expenses	373	97	613	97
Gain on sale of assets	(54,884)	—	(54,884)	—
Income from discontinued operations before income tax	54,310	515	54,897	515
Income tax expense	8,690	247	8,976	247
Net income from discontinued operations	$45,620	$268	$45,921	$268

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

6. Accounts Receivable:

	June 30, 2017	December 31, 2016
Customer trade receivables	$69,174	$62,763
Due from related parties (note 8(a))	630	488
Other receivables	6,384	4,982
Income tax receivable	1,152	1,638
Allowance for doubtful accounts	(3,230)	(3,211)
	$74,110	$66,660

7. Inventories:

	June 30, 2017	December 31, 2016
Purchased parts	$39,029	$37,894
Work-in-process	3,782	3,794
Finished goods	13,765	11,095
Inventory on consignment	682	517
	$57,258	$53,300

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

8. Long-term investments:

	June 30, 2017	December 31, 2016
Cummins Westport Inc. (a)	$12,472	$10,950
Weichai Westport Inc.	1,824	1,824
Other equity-accounted investees	678	648
	$14,974	$13,422

(a)    Cummins Westport Inc. ("CWI"):

The Company and Cummins Inc. (“Cummins”) each own 50% of the common shares of CWI. For the three and six months ended June 30, 2017, the Company recognized its share of CWI’s income of $5,322 and $7,056, respectively (three and six months ended June 30, 2016 - $1,448 and $2,582, respectively) in income from investments accounted for by the equity method.

As of June 30, 2017, the Company has a related party accounts receivable balance of $630 from CWI.

Assets, liabilities, revenue and expenses of CWI are as follows:

	June 30, 2017	December 31, 2016
Current assets:
Cash and short-term investments	$99,040	$95,623
Accounts receivable	90	5,018
Other current assets	104	209
	99,234	100,850
Long-term assets:
Property, plant and equipment	1,419	1,074
Deferred income tax assets	41,868	45,321
	43,287	46,395
Total assets	$142,521	$147,245
Current liabilities:
Current portion of warranty liability	$25,953	$26,206
Current portion of deferred revenue	22,214	20,070
Accounts payable and accrued liabilities	8,768	7,125
	56,935	53,401
Long-term liabilities:
Warranty liability	20,033	27,282
Deferred revenue	37,735	41,788
Other long-term liabilities	2,863	2,863
	60,631	71,933
Total liabilities	$117,566	$125,334

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

8. Long-term investments (continued):

(a)    Cummins Westport Inc. (continued):

During the fourth quarter of 2016, CWI changed its method for determining its warranty liability to exclude, from the estimated cost to settle claims, the parts margin it expects to earn on parts sold to dealers and used to service warranty claims. The change was accounted for as a change in accounting policy by CWI and the Company and the comparative balances were restated on a retrospective basis. The associated adjustment for the three and six months ended June 30, 2016 was a net loss of $9 and $1,264, respectively.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
		(Adjusted)		(Adjusted)
Product revenue	$59,507	$55,697	$110,505	$102,860
Parts revenue	20,004	17,896	39,732	35,699
	79,511	73,593	150,237	138,559
Cost of revenue and expenses:
Cost of product and parts revenue	50,930	52,580	99,893	98,176
Research and development	7,137	10,600	17,888	19,652
General and administrative	322	228	647	526
Sales and marketing	4,706	6,347	10,225	12,728
Foreign exchange (gain) loss	14	(1)	13	(9)
Bank charges, interest and other	152	184	306	376
	63,261	69,938	128,972	131,449
Income from operations	16,250	3,655	21,265	7,110
Interest and investment income	228	145	402	281
Income before income taxes	16,479	3,800	21,667	7,391

Income tax expense	5,833	904	7,556	2,227
Income for the period	$10,645	$2,896	$14,111	$5,164

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

9. Property, plant and equipment:

		Accumulated	Net book
June 30, 2017	Cost	depreciation	value
Land and buildings	$4,754	$1,280	$3,474
Computer equipment and software	8,256	7,443	813
Furniture and fixtures	5,018	2,982	2,036
Machinery and equipment	82,242	37,725	44,517
Leasehold improvements	13,906	6,366	7,540
	$114,176	$55,796	$58,380

		Accumulated	Net book
December 31, 2016	Cost	depreciation	value
Land and buildings	$4,471	$1,127	$3,344
Computer equipment and software	8,682	6,970	1,712
Furniture and fixtures	6,004	2,544	3,460
Machinery and equipment	72,992	33,893	39,099
Leasehold improvements	13,597	6,636	6,961
	$105,746	$51,170	$54,576

10. Intangible Assets:

		Accumulated	Net book
June 30, 2017	Cost	amortization	value
Brands, patents and trademarks	$20,998	$6,079	$14,919
Technology	5,137	3,576	1,561
Customer contracts	12,338	7,267	5,071
Other intangibles	334	318	16
Total	$38,807	$17,240	$21,567

		Accumulated	Net book
December 31, 2016	Cost	amortization	value
Patents and trademarks	$19,679	$5,028	$14,651
Technology	4,735	3,068	1,667
Customer contracts	11,419	6,053	5,366
Other intangibles	319	171	148
Total	$36,152	$14,320	$21,832

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

11. Accounts payable and accrued liabilities:

	June 30, 2017	December 31, 2016
Trade accounts payable	$65,996	$59,096
Accrued payroll	13,772	11,617
Taxes payable	1,005	695
Due to related parties	—	1,191
Accrued interest	1,892	1,977
Other payables	6,783	5,367
	$89,448	$79,943

12. Restructuring, termination and other exit obligations:

	June 30, 2017			December 31, 2016
	Termination	Lease-exit	Total	Termination	Lease-exit	Total
Balance, beginning of period	$3,278	$10,845	$14,123	$—	$—	$—
Additions	4,452	—	4,452	7,198	11,802	19,000
Additions: interest and others	—	698	698	—	509	509
Payments	(4,556)	(1,206)	(5,762)	(3,876)	(1,196)	(5,072)
Impact of foreign exchange	116	250	366	(44)	(270)	(314)
Change in estimate	—	(4,422)	(4,422)	—	—	—
Balance, end of period	3,290	6,165	9,455	3,278	10,845	14,123
Less: current portion	(3,290)	(6,165)	(9,455)	(2,903)	(2,505)	(5,408)
Long-term portion	$—	$—	$—	$375	$8,340	$8,715

During the third quarter of 2016, the Company initiated a series of restructuring activities which included the consolidation of facilities in Argentina, Canada, China and the United States. This resulted in an implementation of a reduction in workforce resulting in employee severance, one-time termination benefits and contract termination costs associated with the restructuring activities.

During 2017, the Company continued its restructuring activities and further implemented reductions in workforce, resulting in employee severance and termination benefits in Canada, Italy and Argentina.

The remaining balance of the lease-exit obligations as at June 30, 2017 is related to a 10-year lease commitment for 116,000 square feet of office space located in Vancouver, Canada, which the Company exited as part of the restructuring activities. The lease commitment was negotiated and a final settlement agreement signed in July 2017 and the Company reversed $4,422 on the lease-exit estimate. The remaining liability as at June 30, 2017 of $6,165 is to be settled in three payments: CDN$4,000 in July 2017 (paid subsequent to quarter end); CDN$2,000 in September 2017; and CDN$2,000 in January 2018.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

13. Long-term debt:

	June 30, 2017	December 31, 2016
Subordinated debenture notes (a)	$42,383	$40,463
Senior financing (b)	11,126	10,553
Convertible debt (c)	17,310	17,286
Other bank financing (d)	7,668	9,949
Capital lease obligations (e)	603	781
Balance, end of period	79,090	79,032
Current portion	(49,572)	(48,097)
Long-term portion	$29,518	$30,935

(a)     The subordinated debenture notes are unsecured, mature on September 15, 2017 and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term. The holders of the Debentures have the option to extend, a maximum of six times, the maturity date for an additional period of six months each time (i.e. if all extensions made, an additional three years), provided that greater than CDN$10,000 of the aggregate principal amount of the Debentures remains outstanding.

The Debenture holders have not elected to extend their Debentures; however, on August 8, 2017 the Company made an offer to the Debenture holders to either tender their Debentures to the Company at a 1% premium, or extend on similar terms to the previous Debentures and receive a one-time 2% interest bonus as part of the extension. The extended Debentures, if any, will carry interest at 9%, have a three-year term, and be callable by the Company. The Company can amend the Debentures to automatically extend all Debentures holders that have not accepted the tender offer if the Company obtains (i) two-thirds of Debentures holders approval of the offer in writing; or (ii) two-thirds of Debentures holders present in person or by proxy vote in favour at a meeting of Debentures holders.

(b)     The €10,000 senior financing facility was renewed on March 24, 2017. The loan bears interest at the 6-month Euribor plus 3.3% and can increase or decrease by 30 basis points based on an annual leverage ratio calculation. Interest is paid semi-annually. The Company has pledged its interest in EMER S.p.A. as a general guarantee for its senior financing.

(c)    On January 11, 2016, the Company entered into a financing agreement with Cartesian Capital Group ("Cartesian") to support the Company's global growth initiatives. As part of the agreement, on June 1, 2016, convertible debt was issued in exchange for 9.0% convertible unsecured notes due June 1, 2021, which are convertible into common shares of the Company in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share. Interest is payable annually in arrears on December 31 of each year during the term. The convertible debt is held by a related party as Peter Yu, founder and managing partner of Cartesian, became a member of the Board of Directors of the Company in January 2016. Cartesian is secured by an interest in the Company's HPDI intellectual property and a priority interest in the Company's CWI joint venture interest.

(d)     Other bank financing consists of various secured and unsecured bank financing arrangements that carry rates of interest ranging from 0.75% to 3.75% and have various maturities out to 2022. Security includes a building owned by the Company in the Netherlands, and certain accounts receivable in one of our Italian subsidiaries.

(e)     The Company has capital lease obligations that have terms of three to five years at interest rates ranging from 3.07% to 12.0%.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

The principal repayment schedule of the senior financings and convertible debt are as follows as at June 30, 2017:

	Subordinated debenture notes	Senior financing	Convertible Debt	Other bank financing	Capital lease obligations	Total
Remainder of 2017	$42,383	$717	$—	$6,127	$345	$49,572
2018	—	1,753	—	342	146	2,241
2019	—	1,882	—	342	55	2,279
2020	—	2,012	—	342	51	2,405
2021 and thereafter	—	4,762	17,310	515	6	22,593
	$42,383	$11,126	$17,310	$7,668	$603	$79,090

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

14. Long-term royalty payable:
On January 11, 2016, the Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. The financing agreement immediately provided $17,500 in cash (the “Royalty Agreement”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments in respect of the Royalty Agreement based on the greater of (i) a percentage of amounts received by the Company on select high pressure direct injection systems and joint venture products in excess of agreed thresholds through 2025 and (ii) stated fixed amounts per annum (referred to as the long-term royalty payable). The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum. Cartesian is secured by an interest in the Company's HPDI intellectual property and a priority interest in the Company's CWI joint venture interest.

In January 2017, the Company and Cartesian signed a Consent Agreement which allows the Company to sell certain assets in exchange for prepayment of the Cartesian royalty: Cartesian will be paid 15% of the net proceeds from these asset sales to a maximum of $15,000, with this payment being allocated on a non-discounted basis to future years' minimum payments.

The sale of the APU business and the sale of additional Industrial assets resulted in royalty prepayments to Cartesian of approximately $9,650, with $1,285 outstanding as at June 30, 2017. The Company recorded an additional finance charge of $5,236 on the partial extinguishment of the royalty payable on the completion of these transactions.

	June 30, 2017	December 31, 2016
Balance, beginning of period	$21,562	$—
Issuance of additional debentures	—	17,500
Accretion expense	1,164	4,062
Repayment	(9,650)	—
Additional finance charge from prepayment	5,236	—
Balance, end of period	18,312	21,562
Current portion	(3,296)	(1,500)
Long-term portion	$15,016	$20,062

The table below shows the expected minimum outstanding repayments for the long-term royalty payable as at June 30, 2017:

Minimum repayment
2017	$1,285
2018	2,011
2019	4,749
2020	6,307
2021	7,639
2022 and thereafter	14,338
$36,329

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

15. Warranty liability:

A continuity of the warranty liability is as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Balance, beginning of period	$11,626	$11,996	$12,168	$13,991
Warranty assumed on acquisition	—	5,180	—	5,180
Warranty claims paid	(614)	(1,909)	(1,372)	(4,914)
Warranty accruals	305	586	592	645
Change in estimate	(1,117)	—	(1,117)	—
Impact of foreign exchange changes	(323)	(9)	(394)	942
Balance, end of period	9,877	15,844	9,877	15,844
Less: current portion	(5,044)	(7,670)	(5,044)	(7,670)
Long-term portion	$4,833	$8,174	$4,833	$8,174

16. Share capital, stock options and other stock-based plans:

On June 1, 2016, the Company issued 44,882,782 common shares to former Fuel Systems' shareholders and 653,532 restricted stock units in connection with the merger with Fuel Systems.

During the six months ended June 30, 2017, the Company issued 1,066,099 common shares, net of cancellations, upon exercises of share units (six months ended June 30, 2016 – 461,628 common shares). The Company issues shares from treasury to satisfy stock option and share unit exercises.

Subsequent to quarter end, on July 19, 2017, the Company issued 16,700,000 common shares at a price of $1.50 per share, for gross proceeds of $25,050. On July 28, 2017, the Company issued an additional 2,425,000 common shares at $1.50 for gross proceeds of $3,638, when the underwriters exercised their over-allotment option.

(a)    Share Units ("Units"):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the six months ended June 30, 2017, the Company recognized $4,169 (six months ended June 30, 2016 - $6,332) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of June 30, 2017 and June 30, 2016 are as follows:

	Six months ended June 30, 2017		Six months ended June 30, 2016
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	6,664,591	$6.75	9,657,921	$7.62
Granted	684,284	2.26	684,402	2.90
Exercised	(1,066,099)	7.03	(461,628)	9.54
Forfeited/expired	(162,535)	6.03	(1,024,392)	10.19
Outstanding, end of period	6,120,241	$6.26	8,856,303	$6.79
Units outstanding and exercisable, end of period	1,990,006	$6.16	1,082,207	$9.68

As at June 30, 2017, $4,735 of compensation cost related to Units awards has yet to be recognized in results from operations and will be recognized ratably over the next four quarters.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at June 30, 2017 as follows:

June 30, 2017
CDN$
Share units:
Outstanding	$18,850
Exercisable	6,129
Exercised	3,272

(c)    Stock-based compensation

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	Six months ended June 30,
	2017	2016
Research and development	$659	$1,179
General and administrative	2,735	3,825
Sales and marketing	775	1,318
	$4,169	$6,322

Included in the amount of $4,169 for stock-based compensation, $1,125 (2016 - $357) relates to 1,670,000 Performance Stock Units ("PSUs") outstanding that were granted in 2015 and are conditional upon the Shareholders of the Company approving an increase in the number of awards available for issuance pursuant to the Westport Omnibus Plan. As a result, these PSUs are being treated as a liability until this condition is met.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

17. Related party transactions:
The Company enters into related party transactions with the CWI joint venture and Cartesian on convertible debt and the royalty payable. Refer to note 8(a) for the related party transactions with CWI, and notes 13(c) and 14 for transactions with Cartesian.

18. Commitments and contingencies:

(a)    Contractual Commitments:

Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment:

2017	$3,178
2018	5,563
2019	3,990
2020	2,477
2021	914
Thereafter	574
$16,696

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

The Company is engaged in certain legal actions in the ordinary course or business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

19. Segment information:

The financial information for the Company’s business segments evaluated by the Chief Operating Decision Maker ("CODM") includes the results of CWI as if they were consolidated, which is consistent with the way the Company manages its business segments. As CWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated measures.

Automotive Business Segment

The Westport Fuel Systems Automotive segment designs, manufactures and sells CNG and LPG components and systems for passenger cars, light-duty trucks and medium-duty vehicles including OEM, delayed OEM (“DOEM”) and Aftermarket segments. The portfolio of products includes pressure regulators, injectors, electronic control units, valves and filters, in addition to complete bi-fuel, mono-fuel and dual-fuel LPG and CNG conversion kits.

The Automotive segment also designs, manufactures, and sells a wide range of CNG compressors and refueling systems, from BRC FuelMaker home appliance for individuals or small fleets, to complete refueling stations branded CUBOGAS.

We serve more than 70 countries with a strong customer base in Europe, the Americas, Asia, and a growing presence in Africa. Products are either sold directly to the OEM or through a local distributor. We supply a large number of global OEMs including Volkswagen, Tata, GAZ, FCA, General Motors, Ford, Maruti Suzuki, Honda, Volvo Car, Hyundai, and Kia as well as Aftermarket distributors and customers.

With effect from the first quarter of 2017, the high pressure components and electronics product lines, formerly classified under the Industrial Business segment, were consolidated into the Automotive business and the comparative balances were reclassified accordingly.

Industrial Business Segment

On April 17, 2017, the Company reached an agreement to sell its APU business and on May 30, 2017, the Company sold additional assets of the Industrial business. The Industrial Business segment is no longer considered an operating segment and is reclassified to discontinued operations.

Corporate and Technology Investments Segment

The Corporate and Technology Investments segment is responsible for current and advanced research and development programs, corporate oversight, and general administrative duties. Examples of our leading technologies include fully integrated combustion solutions, fuel injectors, and fuel storage and delivery solutions including cryogenics. The corporate oversight and general administrative functions for the Company are grouped under this unit.

Westport’s next generation of HPDI technology, Westport™ HPDI 2.0, will provide global vehicle and engine OEMs with a vertically integrated natural gas solution with attractive price, performance, and fuel economy. Developed to OEM quality standards, Westport™ HPDI 2.0 system components are primarily manufactured in partner facilities, offer ready integration into OEM operations globally. A key component of the Westport™ HPDI 2.0 system is a brand new family of high pressure fuel injectors, co-developed with Delphi, designed to provide better cost, smaller size and improved packaging compared to prior generation Westport™ HPDI injector designs. Westport and Delphi have entered into a joint development agreement which will combine our intellectual property and engineering strengths to co-develop and manufacture high-pressure natural gas fuel injectors designed for multiple engine OEMs. The family of injectors are developed with core components of Westport's HPDI 2.0 fuel system.

Cummins Westport Inc. Joint Venture

CWI, our 50:50 joint venture with Cummins, serves the medium and heavy-duty on highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

19. Segment information (continued):

Weichai Westport Inc. Joint Venture

WWI is a joint venture between the Company, Weichai Holding Group Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. focusing on the Chinese market. In April 2016, the Company sold a portion of its economic interest in WWI and the Company discontinued reporting of WWI on an equity basis. As the Company no longer has significant influence in the joint venture, the Company does not consider WWI a business segment subsequent to the first quarter of 2016.

Financial information by business segment as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Revenue:
Automotive	$60,828	$36,378	$117,157	$59,577
Corporate and Technology Investments	1,249	858	4,943	1,671
CWI	79,511	73,593	150,237	138,559
WWI	—	—	—	29,931
Total segment revenues	141,588	110,829	272,337	229,738
Less: equity investees' revenue	(79,511)	(73,593)	(150,237)	(168,490)
Consolidated revenue from continuing operations	$62,077	$37,236	$122,100	$61,248
Consolidated revenue from discontinued operations	$10,459	$7,121	$28,005	$7,121

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Operating income (loss):
Automotive	$215	$(5,764)	$246	$(7,541)
Corporate and Technology Investments	(17,016)	(21,838)	(29,144)	(41,814)
Restructuring, termination and other exit costs	1,545	—	(29)	—
Foreign exchange gain (loss)	(1,004)	(4,098)	567	(5,445)
Gain (loss) on sale of investment	—	(6,312)	67	(6,312)
CWI	16,402	3,848	21,571	8,742
WWI	—	—	—	718
Total segment operating loss	142	(34,164)	(6,722)	(51,652)
Less: equity investees’ operating income	(16,402)	(3,848)	(21,571)	(9,460)
Consolidated operating loss from continuing operations	$(16,260)	$(38,012)	$(28,293)	$(61,112)
Consolidated operating income (loss) from discontinued operations	$(201)	$612	$626	$612

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

19. Segment information (continued):

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Total additions to long-lived assets, excluding business combinations:
Automotive	$2,127	$218	$2,916	$340
Corporate and Technology Investments	4,381	849	5,811	2,158
	6,508	1,067	8,727	2,498
Add: assets held for sale	—	102	—	102
	$6,508	$1,169	$8,727	$2,600

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions.  Revenues are attributable to geographical regions based on location of the Company’s customers presented as follows:

	% of total revenue from continuing operations
	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Europe	57%	58%	61%	59%
Americas	20%	28%	22%	27%
Asia	10%	14%	9%	14%
Others	13%	—%	8%	—%

As at June 30, 2017, total long-term investments of $14,465 (December 31, 2016 - $12,876) was allocated to the Corporate and Technology Investments segment and $509 (December 31, 2016 - $546) was allocated to Automotive.

Total assets are allocated as follows:

	June 30, 2017	December 31, 2016
Automotive	$238,942	$270,594
Corporate and Technology Investments and unallocated assets	94,167	23,768
CWI	142,521	147,245
	475,630	441,607
Add: assets held for sale	7,146	37,098
Less: equity investees’ total assets	(142,521)	(147,245)
Total consolidated assets	$340,255	$331,460

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

20. Financial instruments:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has sustained losses and negative cash flows from operations since inception.  At June 30, 2017, the Company has $87,747 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at June 30, 2017:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years		>5 years
Accounts payable and accrued liabilities	$89,448	$89,448	$89,448	$—	$—		$—
Restructuring obligation	9,455	9,455	9,455	—	—		—
Unsecured subordinated debentures (note 13(a))	42,383	44,131	44,131	—	—		—
Senior financing (note 13 (b))	11,126	12,327	998	4,262	4,561		2,506
Convertible debt (note 13 (c))	17,310	23,669	1,575	3,150	18,944	—	—
Other bank financing (note 13 (d))	7,668	7,820	6,261	699	689		171
Long-term royalty payable (note 14)	18,312	36,329	3,296	11,056	7,639	—	14,338
Capital lease obligations (note 13 (e))	603	673	447	169	57		—
Operating lease commitments	—	16,696	4,413	8,788	3,100		395
Royalty payments	3,268	3,268	—	3,268	—		—
	$199,573	$243,816	$160,024	$31,392	$34,990		$17,410

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

20. Financial Instruments (continued):

(b)    Fair value of financial instruments:

The carrying amounts reported in the condensed consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value. The long-term investment represents the Company's interest in WWI accounted for using the cost method and interest in CWI and other investees, which are accounted for using the equity method.

The carrying value reported in the condensed consolidated balance sheet for obligations under capital lease, which is based upon discounted cash flows, approximates their fair values.

The carrying values reported in the condensed consolidated balance sheet for the unsecured subordinated debenture notes (note 13(a)) approximates their fair value due to the short term to maturity and the cash position of the Company.

The carrying value reported in the condensed consolidated balance sheet for senior financing agreements (note 13(b)) approximates their fair values as at June 30, 2017, as the interest rates on the debt are floating and therefore approximate the market rates of interest.  The Company’s credit spreads in these subsidiaries also have not substantially changed from the premiums currently paid.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at June 30, 2017, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

21. Subsequent Events:

In July 2017, the Company issued a total of 19,125,000 common shares for gross proceeds of $28,688. See note 16 for additional details.

In August 2017, the Company made an offer to the holders of the CDN$55,000 debentures. The holders have the option to either tender their Debentures to the Company for a 1% premium on the principal or can extend their Debentures on similar terms and receive a one-time bonus interest payment. See note 13(a) for additional details.